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                          November 10, 2022

       Nadim Yared
       President and Chief Executive Officer
       CVRx, Inc.
       9201 West Broadway Avenue, Suite 650
       Minneapolis, MN 55445

                                                        Re: CVRx, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2022
                                                            File No. 333-268183

       Dear Nadim Yared:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Amy C. Seidel, Esq.